QUATERRA RESOURCES CLOSES SECOND TRANCHE OF
OVERSUBSCRIBED PRIVATE PLACEMENT, INCREASES PRIVATE
PLACEMENT AND ANNOUNCES GRANT OF OPTIONS

September 27, 2021, Vancouver, British Columbia - Quaterra Resources Inc. (the "Company") (TSX-V: QTA) (OTCQB: QTRRF) is pleased to announce that it has completed an oversubscribed second tranche of its previously announced non-brokered private placement (the "Private Placement"). Stephen Goodman, President states that, "The Company appreciates the support of existing shareholders and insiders, and welcomes our new investors." Proceeds will be used to advance the company's assets, primarily its MacArthur copper oxide project in Nevada, and general working capital.

Pursuant to the closing of the second tranche, the Company has issued 12,863,669 units ("Units") at a price of US$0.06 (C$0.075) per Unit for gross proceeds of US$771,820 (C$964,775). Combined with the first tranche, the Company has raised US$2,338,170 (C$2,922,713) in the Private Placement. Due to strong demand the Company is also increasing the total offering to up to an aggregate US$2.7 million in gross proceeds, and will seek to complete a third tranche closing shortly on the same offering terms.

Each Unit consists of one common share of the Company and one share purchase warrant (a "Warrant"). Each Warrant entitles the holder to acquire one additional common share of the Company at an exercise price of US$0.10 per share for a period of three years from the date of closing.  The Warrants contain a forced exercise provision if the daily volume weighted average trading price of the common shares of the Company on the TSX Venture Exchange (the "Exchange") is equal to or greater than US$0.30 for a period of 10 consecutive trading days.

The securities issued pursuant to the second tranche will be subject to a hold period expiring on January 28, 2022 in accordance with applicable securities laws.

In connection with the completion of the second tranche of the Private Placement, the Company paid a total of US$17,354 and issued 289,240 finder's warrants as finder's fees to PI Financial Corp. and Haywood Securities Inc. The finder's warrants will be exercisable at US$0.10 per share for a period of 3 years from the date of closing.

In connection with this closing of the Offering, the Company issued Units to two directors of the Company. As a result, this tranche of the Private Placement constituted a related party transaction pursuant to TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 ("MI 61-101"). The Company has determined that exemptions from the various requirements of TSX Venture Exchange Policy 5.9 and MI 61-101 are available for the issuance of the Units to related parties. The Company is relying on section 5.5(a) of MI 61-101 for an exemption from the formal valuation requirement and section 5.7(1)(a) of MI 61-101 for an exemption from the minority shareholder approval requirement on the basis that the fair market value of insider participation is not more than 25% of the Company's market capitalization.

In addition, the Company announces that it has granted incentive stock options pursuant to its stock option plan to various directors and officers of the Company, to purchase up to an aggregate of 4,500,000 common shares of the Company. The stock options are exercisable at a price of $0.11 per share and expire five years from the date of grant.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

Mr. Travis Naugle, CEO, states that, "the advancement of the MacArthur copper oxide project has the potential to make a significant positive impact in local community and to provide the critical resources in the battle to combat climate change. We look forward to keeping our stakeholders apprised as we continue to advance this important project."

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@quaterra.com

Website: www.quaterra.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.